Exhibit 99.1

58.com Reports Second Quarter 2016 Unaudited Financial Results

BEIJING, August 17, 2016 --58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today reported its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

•	Total revenues were US$297.8 million, an 86.7% increase from the same quarter last year, in line with the Company’s guidance of US$296.0 million to US$303.0 million.

•	Gross margin was 91.8%, compared with 93.7% in the same quarter of 2015.

•	Income from operations was US$35.5 million, compared with loss from operations of US$35.8 million in the same quarter of 2015.

•	Non-GAAP income from operations[1] was US$55.3 million, compared with non-GAAP loss from operations of US$30.3 million in the same quarter of 2015.

•	Net income attributable to 58.com Inc. was US$13.9 million, compared with net loss attributable to 58.com Inc. of US$26.9 million in the same quarter of 2015.

•	Non-GAAP net income attributable to 58.com Inc.[2] was US$21.7 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$20.8 million in the same quarter of 2015.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.10. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[3] attributable to ordinary shareholders were US$0.15.

First Half 2016 Financial Highlights

•	Total revenues were US$529.1 million, a 114.5% increase from the same period last year.

•	Gross margin was 90.8%, compared with 93.5% during the same period of last year.

•	Loss from operations was US$15.6 million, compared with loss from operations of US$93.7 million during the same period of last year.

1 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from business acquisitions.

2 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note.

3 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

•	Non-GAAP income from operations was US$22.5 million, compared with non-GAAP loss from operations of US$83.4 million during the same period of last year.

•	Net loss attributable to 58.com Inc. was US$68.2 million, compared with net loss attributable to 58.com Inc. of US$79.3 million during the same period of last year.

•	Non-GAAP net loss attributable to 58.com Inc. was US$29.2 million, compared with non-GAAP net loss attributable to 58.com Inc. of US$68.7 million during the same period of last year.

•	Basic and diluted losses per ADS attributable to ordinary shareholders were US$0.48. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders were US$0.20.

Management Comments

“I am pleased to report another quarter of strong financial results,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “With Ganji and Anjuke now fully consolidated following years of intense competition, we regained profitability for the first time since the fourth quarter of 2014. Ganji’s integration continues to make solid progress as we find new and meaningful ways to create synergies between the two businesses. Despite the slowdown in China’s economy, we continue to see overall growth in user and merchant numbers as well as revenues. We believe there is still significant room for growth as businesses shift from offline to online, whether it be consumers searching for information or merchants using the internet to market their services and attract potential customers. Our ability to innovate new products and efficiently connect consumers and merchants is as strong as ever. We are particularly excited about the potential our platforms have to create greater value for our users and shareholders.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Total revenues and paying customer numbers continued to hit new record highs during the quarter. Revenues continue to grow faster than costs demonstrating the scalability of our business. Our operating and net margins also continue to expand as does our cash flow. Just as we were able to generate profit in 2013, our operating margin expansion this year again reflects our ability to deliver profits once revenue growth exceeds the increase in expenses.”

Second Quarter 2016 Financial Results

58.com’s financial results for the second quarter of 2016 include results from Anjuke and Ganji, which have been consolidated into the Company’s financials since March and August 2015, respectively.

Revenues

Total revenues were US$297.8 million, representing an increase of 86.7% from US$159.5 million in the same quarter of 2015. The increase in total revenues was primarily driven by the addition of revenues from Ganji and Anjuke as well as the organic growth of the 58.com platform.

Membership revenues were US$115.1 million, an increase of 75.8% from US$65.5 million in the same quarter of 2015. The increase in membership revenues was primarily driven by an increase in the number of paying membership accounts. The number of paying membership accounts on the 58.com platform during the second quarter of 2016 was approximately 1,170,000, an increase of 49.2% from 784,000 in the same quarter of 2015. In addition, Ganji and Anjuke together had approximately 804,000 paying membership accounts in the second quarter of 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. It is important to note that some paying members purchase membership services from more than one platform of the Company, which contributes separately to the revenues of each platform.

Online marketing services revenues were US$172.2 million, an increase of 93.0% from US$89.2 million in the same quarter of 2015. The increase was primarily driven by increased revenues from Ganji and Anjuke, as well as the organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by the effectiveness of real time bidding services and increased traffic.

Cost of Revenues

Cost of revenues was US$24.4 million, an increase of 141.9% from US$10.1 million during the same quarter of 2015. The increase was primarily driven by costs associated with the addition of Ganji and Anjuke as well as the organic growth of 58.com platform. The year-over-year increase in the 58.com platform’s cost of revenues was primarily driven by increased Traffic Acquisition Costs (“TAC”) paid to 58.com platform’s advertising union partners as well as other types of website maintenance-related costs such as Short Message Service (“SMS”) costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$273.4 million, an increase of 83.0% from US$149.4 million during the same quarter of 2015.

Gross margin was 91.8%, compared with 93.7% during the same quarter of 2015. The decrease in gross margin was primarily driven by the increase in TAC paid to 58.com’s advertising union partners.

Operating Expenses

Operating expenses were US$238.0 million, representing an increase of 28.4% from US$185.3 million in the same quarter of 2015. The increase was primarily a result of increased operating expenses associated with the consolidation of Ganji’s and Anjuke’s financials. Operating expenses associated with 58.com’s core classified business also grew rapidly to support increased traffic and revenues. Operating expenses no longer include expenses from the 58 Home business, which was deconsolidated in November 2015.

Sales and marketing expenses in the second quarter of 2016 were US$175.2 million, an increase of 29.8% from US$135.1 million in the same quarter in 2015.

Within sales and marketing expenses, advertising expenses accounted for US$64.3 million and US$46.4 million during the second quarter of 2016 and 2015, respectively. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials.

Other sales and marketing expenses in the second quarter of 2016 were US$110.9 million, an increase of 25.1% from US$88.7 million in the same quarter in 2015. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials and the organic growth in 58.com’s businesses.

Research and development expenses during the second quarter of 2016 were US$39.3 million, an increase of 58.5% year-over-year from US$24.8 million in the same quarter of 2015. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the second quarter of 2016 were US$23.4 million, a decrease from US$25.4 million in the same quarter of 2015. The decrease was a result of the US$14.9 million expenses incurred in connection with the strategic investment in Ganji during the second quarter of 2015, which was partially offset by an increase in other general and administrative expenses during the second quarter of 2016.

Income/(Loss) from Operations

Income from operations was US$35.5 million in the second quarter of 2016, compared with loss from operations of US$35.8 million in the same quarter of 2015. Operating margin, defined as income/(loss) from operations divided by total revenues, was positive 11.9% in the second quarter of 2016, compared with negative 22.5% in the same quarter of 2015.

Non-GAAP income from operations1 was US$55.3 million in the second quarter of 2016, compared with non-GAAP loss from operations of US$30.3 million in the same quarter of 2015. Non-GAAP operating margin, defined as non-GAAP income/(loss) from operations divided by total revenues, was positive 18.6% in the second quarter of 2016, compared with negative 19.0% in the same quarter of 2015.

Other Income/(Expenses)

Other expenses in the second quarter of 2016 were US$19.2 million, compared with other expenses of US$1.1 million in the same quarter of 2015. Other expenses in the second quarter of 2016 mainly included a US$31.8 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding of 87.9% in 58 Home, and was included in investment loss, net in the consolidated statements of operations. This investment loss was partially offset by a non-cash gain of US$12.1 million on the disposal of Mayi, which formed a very small part of 58.com’s business and was swapped for equity in the merged Tujia-Mayi entity.

Net Income/(Loss) attributable to 58.com Inc.

Net income attributable to 58.com Inc. was US$13.9 million in the second quarter of 2016, compared with net loss attributable to 58.com Inc. of US$26.9 million in the same quarter of 2015. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by total revenues, was positive 4.7% in the second quarter of 2016, compared with negative 16.9% in the same quarter of 2015.

Non-GAAP net income attributable to 58.com Inc.2 was US$21.7 million in the second quarter of 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$20.8 million in the same quarter of 2015. Non-GAAP net margin, defined as non-GAAP income/(loss) attributable to 58.com Inc. divided by total revenues, was positive 7.3% in the second quarter of 2016, compared with negative 13.1% in the same quarter of 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the second quarter of 2016 were US$0.10, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.24 in the same quarter of 2015.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders3 in the second quarter of 2016 were US$0.15, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.19 in the same quarter of 2015.

Cash Flow

Net cash provided by operating activities was US$51.4 million in the second quarter of 2016, compared with net cash provided by operating activities of US$7.9 million in the same quarter of 2015.

First Half 2016 Financial Results

Revenues

Total revenues were US$529.1 million in the first half of 2016, representing an increase of 114.5% from US$246.6 million during the same period of 2015.

Membership revenues were US$207.5 million in the first half of 2016, an increase of 92.8% from US$107.6 million during the same period of 2015. The increase was primarily driven by the increase in the number of paying membership accounts. The average quarterly paying membership accounts on the 58.com platform during the first half of 2016 was approximately 1,102,000, an increase of 51.8% from 726,000 in the same period of 2015. In addition, Ganji and Anjuke together had approximately 794,000 average quarterly paying membership accounts during the first half of 2016. Paying membership accounts refer to the merchants who have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. It is important to note that some paying members purchase membership services from more than one platform of the Company, which contributes separately to the revenues of these platforms.

Online marketing services revenues were US$301.9 million in the first half of 2016, an increase of 126.1% from US$133.5 million during the same period of 2015. The increase was primarily driven by increased revenues from Anjuke and the acquisition of Ganji, as well as organic growth of the 58.com platform. Online marketing services revenues generated from the 58.com platform continued to grow and were primarily driven by the effectiveness of real time bidding services and increased traffic.

Cost of Revenues

Cost of revenues was US$48.8 million in the first half of 2016, an increase of 203.5% from US$16.1 million during the same period of 2015. The increase was primarily driven by increased costs associated with the addition of Ganji and Anjuke as well as the organic growth of the 58.com platform. The year-over-year increase in the 58.com platform’s cost of revenues was primarily driven by increased TAC paid to the 58.com platform’s advertising union partners as well as other types of website maintenance-related costs such as SMS costs, bandwidth fees and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$480.3 million in the first half of 2016, an increase of 108.3% from US$230.5 million during the same period of 2015.

Gross margin was 90.8% in the first half of 2016, compared with 93.5% during the same period of 2015.

Operating Expenses

Operating expenses were US$496.0 million, representing an increase of 53.0% from US$324.2 million during the same period of 2015.

Sales and marketing expenses in the first half of 2016 were US$377.1 million, an increase of 51.3% from US$249.2 million during the same period in 2015.

Within sales and marketing expenses, advertising expenses accounted for US$169.1 million and US$108.2 million during the first half of 2016 and 2015, respectively. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials.

Other sales and marketing expenses in the first half of 2016 were US$208.0 million, an increase of 47.5% from US$141.0 million during the same period last year. Other sales and marketing expenses mainly include compensation, benefits and commissions of sales, customer services and marketing teams as well as office overhead associated with these teams. The increase was driven by the consolidation of Ganji’s and Anjuke’s financials and the organic growth in 58.com’s businesses.

Research and development expenses during the first half of 2016 were US$74.9 million, an increase of 82.5% year-over-year from US$41.0 million during the same period of 2015. The increase was driven by an increase in research and development expenses associated with the 58.com platform, as well as those from the Ganji and Anjuke platforms. The increase associated with the 58.com platform was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the first half of 2016 were US$44.0 million, an increase of 29.7% from US$34.0 million during the same period of 2015. The increase primarily resulted from the consolidation of Ganji’s and Anjuke’s financials.

Income/(Loss) from Operations

Loss from operations was US$15.6 million in the first half of 2016, compared with loss from operations of US$93.7 million during the same period of 2015. Operating margin was negative 3.0% in the first half of 2016, compared with negative 38.0% during the same period of 2015.

Non-GAAP income from operations was US$22.5 million in the first half of 2016, compared with non-GAAP loss from operations of US$83.4 million during the same period of 2015. Non-GAAP operating margin was positive 4.2% in the first half of 2016, compared with negative 33.8% during the same period of 2015.

Other Income/(Expenses)

Other expense in the first half of 2016 was US$52.5 million, compared with other income of US$3.4 million during the same period of 2015. Other expenses in the first half of 2016 mainly included a US$52.9 million pick-up of the net loss attributable to 58 Home’s ordinary shareholders that was calculated based on the Company’s common shareholding of 87.9% in 58 Home, and a US$12.9 million non-cash loss on the Company’s conversion of Guazi Convertible Notes into Guazi Series B-1 preference shares when Guazi completed its Series B financing in March 2016, which were partially offset by a non-cash gain of US$12.1 million on the disposal of Mayi.

Net Loss attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$68.2 million in the first half of 2016, compared with net loss attributable to 58.com Inc. of US$79.3 million during the same period of 2015. Net margin was negative 12.9% in the first half of 2016, compared with negative 32.1% during the same period of 2015.

Non-GAAP net loss attributable to 58.com Inc.2 was US$29.2 million in the first half of 2016, compared with non-GAAP net loss attributable to 58.com Inc. of US$68.7 million during the same period of 2015. Non-GAAP net margin was negative 5.6% in the first half of 2016, compared with negative 27.8% during the same period of 2015.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the first half of 2016 were US$0.48, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.79 during the same period of 2015.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders3 in the first half of 2016 were US$0.20, compared with basic and diluted losses per ADS attributable to ordinary shareholders of US$0.69 during the same period of 2015.

Cash Flow

Net cash provided by operating activities was US$74.1 million in the first half of 2016, compared with net cash provided by operating activities of US$6.1 million in the same period of 2015.

Cash and Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2016, the Company had cash and cash equivalents, term deposits and short-term investments of US$315.0 million.

Shares Outstanding

As of June 30, 2016, the Company had a total of 288,251,935 ordinary shares (including 232,511,675 Class A and 55,740,260 Class B ordinary shares) issued and outstanding. One ADS is equal to two ordinary shares.

Business Outlook

Based on the Company’s current operations, total revenues for the third quarter of 2016 are expected to be between RMB2,030 million and RMB2,080 million, or US$304 million and US$311 million assuming an exchange rate of RMB6.68 to US$1.00, the average exchange rate in July 2016. This represents a year-over-year increase of 52% to 56% in RMB. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulted from revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and their impact on share-based compensation attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its (i) share-based compensation expenses of the group, net of the amount allocated to noncontrolling interests, (ii) amortization of intangible assets resulting from business acquisitions, (iii) loss resulting from the revaluation of previously held interest in Ganji, (iv) share-based compensation expenses included in the equity pick-up of net loss of 58 Home and Ganji, (v) gain on deconsolidation and disposal of businesses, net of income tax expense, (vi) compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home and (vii) loss on conversion of Guazi Convertible Note, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Thursday, August 18, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, August 25, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10091491

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2015	June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	483,305	154,828
Restricted cash	4,841	2,114
Term deposits	—	3,000
Short-term investments	41,218	157,195
Accounts receivable, net	54,031	68,473
Prepayments and other current assets	76,878	87,248
Total current assets	660,273	472,858
Non-current assets:
Property and equipment, net	123,093	122,081
Intangible assets, net	271,457	248,494
Land use rights, net	592	574
Goodwill	2,461,193	2,398,311
Long-term investments	391,261	427,272
Long-term prepayments and other non-current assets	159,324	110,868
Total non-current assets	3,406,920	3,307,600
Total assets	4,067,193	3,780,458
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Short-term loan	275,000	265,000
Accounts payable	101,635	100,666
Deferred revenues	207,059	243,213
Customer advances and deposits	151,138	173,852
Taxes payable	10,216	9,119
Salary and welfare payable	79,115	71,644
Accrued expenses and other current liabilities	335,901	118,767
Total current liabilities	1,160,064	982,261
Non-current liabilities:
Deferred tax liabilities	66,238	60,617
Other non-current liabilities	3,992	283
Total non-current liabilities	70,230	60,900
Total liabilities	1,230,294	1,043,161
Mezzanine equity:
Mezzanine classified noncontrolling interests	15,038	11,180
Total mezzanine equity	15,038	11,180
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 219,413,764 Class A and 63,654,913 Class B shares issued and outstanding as of December 31, 2015 and 232,511,675 Class A and 55,740,260 Class B shares issued and outstanding as of June 30, 2016, respectively)	3	3
Additional paid-in capital	3,353,411	3,379,148
Accumulated deficit	(365,811)	(432,992)
Accumulated other comprehensive loss	(172,828)	(230,248)
Total shareholders’ equity	2,814,775	2,715,911
Noncontrolling interests	7,086	10,206
Total equity	2,821,861	2,726,117
Total liabilities, mezzanine equity and equity	4,067,193	3,780,458

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	June 30, 2016

Revenues:
Membership	65,491	92,338	115,130	107,600	207,468
Online marketing services	89,233	129,725	172,180	133,545	301,905
E-commerce services	4,653	5,636	7,515	4,922	13,151
Other services	154	3,577	2,993	545	6,570
Total revenues	159,531	231,276	297,818	246,612	529,094
Cost of revenues(1)	(10,084)	(24,372)	(24,397)	(16,069)	(48,769)
Gross profit	149,447	206,904	273,421	230,543	480,325
Operating expenses(1):
Sales and marketing expenses	(135,060)	(201,809)	(175,241)	(249,225)	(377,050)
Research and development expenses	(24,810)	(35,542)	(39,325)	(41,016)	(74,867)
General and administrative expenses	(25,401)	(20,659)	(23,388)	(33,961)	(44,047)
Total operating expenses	(185,271)	(258,010)	(237,954)	(324,202)	(495,964)
Income/(loss) from operations	(35,824)	(51,106)	35,467	(93,659)	(15,639)
Other income/(expenses):
Interest income/(expenses)	680	(964)	(2,393)	2,067	(3,357)
Investment loss, net	(5,283)	(20,786)	(34,138)	(2,515)	(54,924)
Gain on deconsolidation and disposal of businesses	—	—	12,081	—	12,081
Foreign currency exchange income/(loss), net	332	813	(1,022)	320	(209)
Others, net	3,161	(12,312)	6,264	3,509	(6,048)
Income/(loss) before tax	(36,934)	(84,355)	16,259	(90,278)	(68,096)
Income tax benefits/(expenses)	6,623	2,345	(2,120)	6,623	225
Net income/(loss)	(30,311)	(82,010)	14,139	(83,655)	(67,871)
Add: Net loss attributable to noncontrolling interests	3,417	359	331	4,395	690
Less: Deemed dividend to mezzanine classified noncontrolling interests	—	(534)	(534)	—	(1,068)
Net income/(loss) attributable to 58.com Inc.	(26,894)	(82,185)	13,936	(79,260)	(68,249)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	(0.12)	(0.29)	0.05	(0.40)	(0.24)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	(0.12)	(0.29)	0.05	(0.40)	(0.24)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	(0.24)	(0.58)	0.10	(0.79)	(0.48)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	(0.24)	(0.58)	0.10	(0.79)	(0.48)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	220,896,728	282,676,226	286,918,787	199,620,036	284,797,507
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	220,896,728	282,676,226	292,381,030	199,620,036	284,797,507

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	21	45	49	44	94
Sales and marketing expenses	1,101	1,984	2,071	1,894	4,055
Research and development expenses	1,497	3,581	3,399	2,513	6,980
General and administrative expenses	1,276	3,931	5,485	3,661	9,416

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	June 30, 2016

GAAP income/(loss) from operations	(35,824)	(51,106)	35,467	(93,659)	(15,639)
Share-based compensation expenses	3,895	9,541	11,004	8,112	20,545
Amortization of intangible assets resulting from business acquisitions	1,656	8,795	8,793	2,156	17,588
Non-GAAP income/(loss) from operations	(30,273)	(32,770)	55,264	(83,391)	22,494

GAAP net income/(loss) attributable to 58.com Inc.	(26,894)	(82,185)	13,936	(79,260)	(68,249)
Share-based compensation expenses	3,895	9,541	11,004	8,112	20,545
Share-based compensation attributable to noncontrolling interests	(53)	(1)	(22)	(220)	(23)
Amortization of intangible assets resulting from business acquisitions	1,656	8,795	8,793	2,156	17,588
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	551	60	59	551	119
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	—	(12,081)	—	(12,081)
Loss on conversion of Guazi Convertible Note	—	12,938	—	—	12,938
Non-GAAP net income/(loss) attributable to 58.com Inc.	(20,845)	(50,852)	21,689	(68,661)	(29,163)

GAAP operating margin	(22.5)%	(22.1)%	11.9%	(38.0)%	(3.0)%
Share-based compensation expenses	2.5%	4.1%	3.7%	3.3%	3.9%
Amortization of intangible assets resulting from business acquisitions	1.0%	3.8%	3.0%	0.9%	3.3%
Non-GAAP operating margin	(19.0)%	(14.2)%	18.6%	(33.8)%	4.2%

GAAP net margin	(16.9)%	(35.5)%	4.7%	(32.1)%	(12.9)%
Share-based compensation expenses	2.5%	4.1%	3.7%	3.3%	3.9%
Share-based compensation attributable to noncontrolling interests	0.0%	0.0%	0.0%	(0.1)%	0.0%
Amortization of intangible assets resulting from business acquisitions	1.0%	3.8%	3.0%	0.9%	3.3%
Pick-up of net loss attributable to share-based compensation expense of 58 Home and Ganji	0.3%	0.0%	0.0%	0.2%	0.0%
Gain on deconsolidation and disposal of businesses, net of income tax expense	—	—	(4.1)%	—	(2.3)%
Loss on conversion of Guazi Convertible Note	—	5.6%	—	—	2.4%
Non-GAAP net margin	(13.1)%	(22.0)%	7.3%	(27.8)%	(5.6)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	220,896,728	282,676,226	286,918,787	199,620,036	284,797,507
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	220,896,728	282,676,226	292,381,030	199,620,036	284,797,507
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	110,448,364	141,338,113	143,459,394	99,810,018	142,398,753
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	110,448,364	141,338,113	146,190,515	99,810,018	142,398,753

Non-GAAP net income/(loss) per ordinary share - basic	(0.09)	(0.18)	0.08	(0.34)	(0.10)
Non-GAAP net income/(loss) per ordinary share - diluted	(0.09)	(0.18)	0.07	(0.34)	(0.10)
Non-GAAP net income/(loss) per ADS - basic	(0.19)	(0.36)	0.15	(0.69)	(0.20)
Non-GAAP net income/(loss) per ADS - diluted	(0.19)	(0.36)	0.15	(0.69)	(0.20)